Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pacific Integrated Energy, Inc.
11555 Sorrento Valley Rd Ste 204
San Diego, CA 92121
www.pienergy.com

Up to $1,070,000.00 in Non voting common stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Pacific Integrated Energy, Inc.
Address: 11555 Sorrento Valley Rd Ste 204, San Diego, CA 92121
State of Incorporation: DE
Date Incorporated: August 24, 2010

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Non voting common stock
Offering Maximum: $1,070,000.00 | 107,000 shares of Non voting common stock
Type of Security Offered: Non voting common stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $500.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Perks* and Investment Incentives</u>

Time-Based:

Friends and Family

Invest in the first 48 hours and receive an additional 20% bonus shares

Super Early Bird

Invest in the first week and receive an additional 15% bonus shares

Early Bird

Invest in the second week and receive an additional 10% bonus shares

Early Investor

Invest in the first month and receive an additional 5% bonus shares

Amount Based:

$500+

Investor Community Access

Invest $500+ and receive updates about PI Energy through our quarterly newsletter

$5,000+

Call with the C-Suite

Invest $5,000+ and receive a call with our CEO to talk about the vision and next steps for PI Energy

$10,000+

Onsite meeting with CEO

Invest $10,000+ and receive an invite to our San Diego facility for a 1 on 1 meeting with our CEO, plus receive an additional 10% bonus shares

*All perks occur after the offering is completed

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Pacific Integrated Energy, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-voting Common Stock at $10 / share, you will receive 110 Non-voting Common Stock, meaning you'll own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

PI Energy was founded to develop and commercialize clean energy breakthroughs using nano-scale engineered materials. The Company is developing photovoltaic (PV) technology to open up new markets for solar energy. PI Energy's PV materials are designed to be wrapped around any surface, making previously impractical surfaces available for solar energy installation. This breakthrough approach is possible by all the collective properties of the Company's proprietary nanofilm. The resulting PI Energy solar module represents a globally-scalable PV module, as a result of the technology's benefits:

☒ Lightweight

☒ Low materials' costs

☒ Non-toxic

☒ Reliable performance

☒ Low installed-cost

☒ Ultra-flexible

☒ Made from earth-abundant elements

The company is currently pre revenue and primarily funded through equity funding, grants and engineering contracts.

The company plans to roll out its product with industry partners and with regional development partners depending on the market.

The company owns three issued patents on an earlier generation prototype. The company has filed a provisional patent on the current technology. The patents were filed under Dr. David Keogh an employee of PI Energy and a University professor we are working with. Per US patent law, the rights are owned jointly by PI Energy with the University. The employment agreement for all employees assigns IP rights (which is developed under work performed during employment, per state law) to PI Energy. In addition, PI Energy is developing trade secrets relating to the critical process steps of making the technology, which will be owned by PI Energy This combination approach is based on years of the CEO's experience in developing and protecting IP.

Competitors and Industry

According to the International Energy Agency, world solar power annual installed capacity in 2017 was 101.6 GW almost double the 51.4 GW installed in 2015. Currently the solar cell manufacturers are dominated by Chinese and Taiwanese firms. The dominant solar cell material is crystalline Silicon modules which occupies more than 90% of the total PV market revenue. The Crystalline Si PV market is expected to reach $182 Billion by 2024 with a CAGR of 21.84%.

The thin film, lightweight mobile device/ electric vehicle market is currently an underserved market because it lacks a product that is both lightweight, flexible, non-toxic, stable with a high enough efficiency to be commercially viable.

Current Stage and Roadmap

PI Energy has built a team of technical experts and prototype manufacturing capabilities. The Company is pre-commercial and is in development of its proprietary technology. The Company is currently building small-scale prototypes, with the goal of improving efficiency and demonstrating, with the prototypes, commercial efficiencies.

The technology is targeted to reach commercial efficiencies at the prototype level. Pilot deployment is expected to follow after that. The Company has been in discussions with potential partners that are both regional and strategic who are interested in our product once it has reached the commercial efficiency at the prototype level.

The solar cell is made up of the active layers which capture light and separate electrical charges to generate electrical current. Solar PV technologies are classified primarily by their solar cell design. The rest of the solar module or panel protects and structurally supports the solar cell, and includes wiring so that the generated electrical current can flow as intended. The solar cell design drives the overall properties of the solar module/panel. Today, the solar PV market is dominated by the following solar cell designs (and their corresponding modules): crystalline silicon, cadmium telluride and CIGS – which were all developed between 1941 and the 1990s.

PI Energy is presently developing a new solar cell, and with each generation of solar cell design within PI Energy encompassing years of work and up to a few hundred small scale prototype development, fabrication and testing steps. We are developing our 4th generation prototype, which includes about a decade of lessons learned on our proprietary solar cell development path. The internal technical design review and theoretical analysis included the participation of PI Energy's founder/CEO and three PhDs, experts in solar PV fabrication, semiconductors and PV nanomaterials – so our confidence is based on veteran experts in multiple areas of PI Energy's technology.

We are now integrating our new solar cell design, working through the development steps of small-scale prototypes, that will be tested to optimize fabrication processes and performance. Prototype solar cells will be tested with a solar simulator, that replicates sunlight, to provide efficiency performance of the prototype. Through successive iterations, we will optimize these prototypes to bring the performance to a commercially viable efficiency, which indicates how much of the sunlight absorbed is converted into electricity, and then start building larger scale pilot devices for larger scale demonstration.

Some of PI Energy's strategic discussions, with large established companies, have requirements to enter into a commercial collaboration and/or joint-venture, that are lower than the efficiencies that we are targeting for our preliminary commercial pilot.

The Team

Officers and Directors

Name: Phil Layton

Phil Layton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/President
  Dates of Service: January 11, 2008 - Present
  Responsibilities: Run operations of the company. Including technical

development as CTO, office management and IP protection. His salary, which is authorized by the BOD to normally be $198,000/yr, and was temporarily reduced starting September 23, 2019, to $48,000, and was raised in January 2020 to $52,000, to comply with California salaried minimum wage requirements. The salary will be returned to authorized levels once there is sufficient cash reserves in the Company. There is no additional compensation (equity or stock options).

- **Position:** Chairman of the Board
  Dates of Service: January 11, 2008 - Present
  Responsibilities: Preside over the board meetings

Name: David Andresen

David Andresen's current primary role is with Ecotech Advisors. David Andresen currently services 36 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Director member
  Dates of Service: April 29, 2008 - Present
  Responsibilities: Secretary, Board of Director functions

Other business experience in the past three years:

- **Employer:** Ecotech Advisors
  Title: owner, Principal
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Direct company operations and management.

Name: Mark Juergensen

Mark Juergensen's current primary role is with CleanTech Energy, Inc.. Mark Juergensen currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member, board of directors
  Dates of Service: September 16, 2010 - Present
  Responsibilities: Board of director duties,

Other business experience in the past three years:

- **Employer:** CleanTech Energy, Inc.
  Title: Managing Director
  Dates of Service: January 01, 2007 - Present

Responsibilities: Founder and owner of this renewable development advisory firm. Lead solar and energy storage development in the US on multiple projects.

Name: Rodrigo Marquez-Pacanins

Rodrigo Marquez-Pacanins's current primary role is with Faro Energy, LTD. Rodrigo Marquez-Pacanins currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member, board of directors
  Dates of Service: May 19, 2014 - Present
  Responsibilities: Board of director functions

Other business experience in the past three years:

- **Employer:** Faro Energy, LTD
  Title: Director and General Counsel
  Dates of Service: September 20, 2017 - Present
  Responsibilities: Member of the Investment Committee, contract negotiation, drafting, advisor to the CEO

Other business experience in the past three years:

- **Employer:** Faro Energy Developments Ltd
  Title: Director
  Dates of Service: March 08, 2018 - Present
  Responsibilities: member of the Investment Committee

Other business experience in the past three years:

- **Employer:** Faro Energy Fundo de Investimento em Participaçoes - Multiestrategia, a fund pursuant to the laws of Brazil
  Title: Member of the investment comittee
  Dates of Service: August 01, 2019 - Present
  Responsibilities: Member of the investment comittee

Name: Diego Mejia Castro

Diego Mejia Castro's current primary role is with EMA Holdings SAS. Diego Mejia Castro currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member board of directors

Dates of Service: May 19, 2014 - Present
Responsibilities: Board of Director duties

Other business experience in the past three years:

- **Employer:** EMA Holdings SAS
  Title: General Manager
  Dates of Service: July 01, 2016 - Present
  Responsibilities: Direct company operations and develop strategic planning.

Other business experience in the past three years:

- **Employer:** IGT Engineering
  Title: Member, Board of Directors
  Dates of Service: December 01, 2016 - Present
  Responsibilities: Board of Director duties guiding company

Other business experience in the past three years:

- **Employer:** Electric Mobility
  Title: Member, Board of Directors
  Dates of Service: June 01, 2011 - Present
  Responsibilities: Board duties guiding company direction

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for our final product once that product is completed and that people will think it's a better option than a competing product, or that the development of the product will succeed.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and pre-commercial enterprises, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to additional capital to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth

plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our certain operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Solar photovoltaic (PV) or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured prototypes for our solar photovoltaic materials and devices. Delays or cost overruns in the development of our solar photovoltaic materials and devices and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and/or regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. In addition, during the time it takes to develop the product there may be market changes including known or unknown competitors, that may develop better technology or marketing solution, the customer demand may change, and the economies supporting the market may go into recession.

Minority Holder; Securities with No Voting Rights

The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on the assumption that by meeting the technical milestones our products will be able to gain traction in the marketplace. It is possible that the Company's new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

As an early stage company developing a new technology, PI Energy may encounter difficulties such as unanticipated problems related to the development and testing of its product, initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly of its product and competitive and regulatory environments in which the company intends to operate. It is uncertain at this state of its development, if the company will be able to effectively resolve any such problems, should the occur. If the Company cannot resolve an unanticipated problem, it may be forced to modify or abandon its business plan. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. PI Energy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable or generate sufficient revenues.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and very limited revenue. If you are investing in this Company, it's because you think that the Company's Solar PV technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patent may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit the ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection. Also, there may be publications that lag the actual discoveries and the Company cannot be certain that it will be the first to make the technology claimed or to be the first to file for patent protection of such technology. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may consume the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Filing for patent protection does not guarantee that the Company will be awarded any protection or the patent award may be limited in scope by the patent office. Due to cost associated with filing and maintaining international patents, any issued patent may be limited to only a few countries and may not include countries that the Company intends to operate in or sell product.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trade secret protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. The Company's future success depends on key personnel, especially its founder Phil Layton. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing and fabrication of our prototype development material. And possibly in the future our product material and production It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Patent Litigation cost is expensive if required
Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Offering involves "rolling closings" which may mean that earlier investors may not have the benefit of information that later investors have.
Once the Company meets its target amount for this offering, it may request that StartEngine instruct the escrow agent to disburse offering funds to the Company. A that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amended to its Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however will already be investors and will have no such right

Certification risks
Some solar Photovoltaic markets require certification for installation, this could be regional or specific to the product type. It is possible that our products do not gain UL or IEC certification or any other certification that is required for acceptance to be installed in certain markets, which would limit our revenue and ability to bring production to market.

Joint ownership of intellectual property

PI Energy owns some of its intellectual property (IP) as joint ownership with either individuals at a University or with the University itself. Such ownership means that either party can use the intellectual property, PI Energy can use the rights as it sees fit as well as the University. PI Energy intends to negotiate exclusive licenses for the IP rights. PI Energy's product requires substantial additional information to produce which will be kept as trade secret or be used to create new patents that will be owned exclusively by PI Energy. The University or Individual could decide not to assign full exclusive rights to the patents which means they could license the rights to others that are competitors of PI Energy. In such case the competitors would need to develop the same knowledge that PI Energy has acquired and held as trade secrets or license the additional patent rights that PI Energy intends to develop.

Secured Debt

The company has a $300,000 note for 18 months at 8% interest secured against the laboratory equipment in the lab, no interest is due until the end of the note. The note is held by a shareholder and board member. There is a risk that at the end of the 18 months if the Company will not be able to pay the loan back that the board member could take the laboratory equipment as collateral. The Company feels this is unlikely since the Company could renegotiate the loan, this would harm the shareholders own interest in the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Phil Layton	3,304,704	Common Stock	48.7
Miss Sunshine investments, LTD (95% owned by Diego Mejia Castro)	1,564,357	Common Stock	23.0

The Company's Securities

The Company has authorized Common Stock, and Non voting common stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Non voting common stock.

Common Stock

The amount of security authorized is 14,000,000 with a total of 6,793,493 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Non voting common stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non voting common stock.

Material Rights

There are no material rights associated with Non voting common stock.

What it means to be a minority holder

As a minority holder of common stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,064,092.00
  Number of Securities Sold: 322,467
  Use of proceeds: This transaction converted the ~$1.4 M in debt and interest into common stock and brought an additional $647, 474 of additional funds for

working capital. This primarily involved final tests of the previous generation P3 of the company's technology which led to the current design and the design, planning and first development of the current design P4. Of the new $647 k funds the majority cost was for R&D, which was primarily in the form of salaries for the 10 employees of the Company, for approximately 4 months. In addition, funds included rent for the ~3000 SQFT office space and 1200 SQFT lab, materials and cost of outside venders for materials, fabrication and testing. Additional cost included interest on debt, overhead and G&A. Please see reviewed financials for a detailed description of the actual break down of cost for the last fiscal year.
Date: October 07, 2019
Offering exemption relied upon: 506(b)

- **Type of security sold:** Debt
  Final amount sold: $450,000.00
  Use of proceeds: Working capital. Used to fund primarily R&D: 10 employees for 3 months development of P3, three fabrication approaches, this includes facilities cost for the lab and office, materials cost for fabrication of prototypes, use of the nanofabrication facility at UCSD, G&A expenses. Used to narrow down development path to 2 paths.
  Date: September 18, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,000,000.00
  Use of proceeds: Used to fund primarily R&D: 10 employees for 7 months development of P3 final design and subsequent conceptual development of P4 design, this includes facilities cost for the lab and office, materials cost for fabrication of prototypes, use of the nanofabrication facility at UCSD, fabrication of precursor films. G&A expenses.
  Date: March 27, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Debt
  Final amount sold: $300,000.00
  Use of proceeds: This was the latest funds received and was used to fund 7 employees, facilities expense (rent for office and lab space) and fabrication costs for 2.5 months for development of our P4 design. This includes cost from an outside vendor for precursor film production and diagnostic expenses.
  Date: November 08, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The majority of spending was for development of Company technology (~$1M). The biggest expense was salaries for the technical staff. Development of PI Energy's advanced materials requires dedicated full-time staff members with advanced degrees and years of experience. The company employed during the year between 5 and 8 full time and 1 part time dedicated science/engineers along with the CEO participating part time in development. We expect that R&D will be the majority of the cost. The next largest expense was for R&D support including facilities rentals, such as UCSD's Nano3 microfabrication facility, materials and equipment. The company has ~ 3000 SQFT of office/lab space along with a 1200 SQFT dedicated lab facility in San Diego. Part of the production is done at the Company's facilities and some specific steps are done at outside venders. The company intends to bring the majority of the development production in-house after demonstrating the technology. This will involve additional equipment purchases that can be housed in the lab facility. Depending on funding levels the company estimates completion of the prototype development in the 6 to 12 month time frame, these numbers are projections that assumes we meet our technical and financial goals.

The Company made a small amount of revenue from engineering contracts, California Energy Commission and National Science Foundation grants.

Historical results and cash flows:

The company is currently in technology development stage and pre-revenue for its first product. The expectation is that once we achieve technical success and build a commercially viable product, revenue will be generated through a combination of sales, licensing and partnership revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has consolidated most of its loans, converting them to equity in a transaction that started in May 2019 and concluded in October 2019. The Company has a line of credit for $32,000 through Wells Fargo bank in the form of business credit cards. The outstanding balances are paid off on a monthly basis.

Currently there are two outstanding loans

1 to the CEO & Chairman of the board, which is an unsecured loan at 3% interest with an original principal amount of $150,000.

2) one to a board member for $300,000, which is at 8% and secured against equipment assets.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company is pursuing multiple funding strategies in parallel, which include: engineering contract revenue, in-house built advanced solar simulator equipment sales revenue, federal grants, Regulation CF and Regulation D offerings. The Company projects that the funds from the Regulation CF funds will be important for the next 6 months of operation of the Company. The Company has been mostly financed from Regulation D equity funding, raising over $14 million from accredited investors during the past 9 years. The Company sees equity crowdfunding as an extension of its previous equity funding efforts. The Company has been pursuing engineering contracts as additional revenue. In June 2019, PI Energy was part of a consortium, that includes over 40 small companies, which was awarded an Other Transaction Authority (OTA), or the right to bid on up to $100 million in fast prototyping contracts from the US Department of Defense. The Company expects that this award could result in revenue during 2020-2022.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company is expecting that the funds raised from Equity Crowdfunding will be important and complementary to the other funding efforts over the next 5 to 6 months. With significant technical progress the company expects other sources of funding to expand based on discussions with other sources of funding. These other sources of funding could include government grants, family offices and strategic investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company operating expenses are approximately $120,000/month. The primary expense is technical personnel salaries, followed by R&D support for contract manufacturing and supplies. The minimal amount raised is not expected to contribute a significant amount of the operating expenses. The Company expects to operate on existing cash reserves and financing from current shareholders if the company only raises the minimum amount.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company operating expenses are estimated to be approximately $120,000/month during the Regulation CF campaign. The primary expense is salaries followed by R&D support such as facilities rentals and supplies. Our maximum funding goal is to raise $1,070,000 through Regulation CF offering. The Company is also targeting additional sources of revenue from government grants and contracts. The Regulation CF campaign is expected to provide for a full 5 to 6 months of operations funding. The Company intends to follow the Regulation CF campaign additional crowdfunding offerings, in order to complete the funding needs to complete technology development and commercialize the technology.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company expects to raise additional funds from both equity and from revenue from engineering contracts. The Company is pursuing multiple funding strategies in parallel, which include: engineering contract revenue, in-house built advanced solar simulator equipment sales revenue, federal grants, Regulation CF and Regulation D offerings. In addition, the Company expects that current shareholders will provide complementary financing.

Indebtedness

- **Creditor:** Phil Layton
  Amount Owed: $176,268.00
  Interest Rate: 3.0%
  Maturity Date: July 18, 2021
  Holder has right to early redemption when Obligor has at least $2,500,000 in cash or cash equivalents

- **Creditor:** Diego Mejia
  Amount Owed: $300,000.00
  Interest Rate: 8.0%
  Maturity Date: May 08, 2021
  Secured against equipment of Company

Related Party Transactions

- **Name of Entity:** Phil Layton
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $150,000 loan to the company made on July 19, 2018.
  Material Terms: The loan was a secured loan against the company assets, with an interest rate of 17% (which was set by other loan providers in the same financing) and includes a four-year warrant for 4,615 shares (20% of the note) at a strike price of $6.50/share. The maturity date of the note was 7/30/2019, with no interest due until the maturity date. The terms and the loan were approved by the board of directors of the Company. On August 1, 2019, this loan was converted into a two-year, unsecured loan with an interest rate of 3% with no interest due until maturity. This loan is still outstanding

- **Name of Entity:** Diego Mejia
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mr. Mejia purchased the following notes/debentures: Currently Outstanding: A Second Secured Note for $300,000 on November 8, 2019. Previously Converted: A First Secured Note for $150,000 from the Company on September 19, 2018 (converted to common stock on May 22, 2019). A First Convertible Debenture for $550,000 on November 16, 2018 (converted to common stock on May 22, 2019). A Second Convertible Debenture for $250,000 on March 27, 2019 (converted to common stock on May 22, 2019).
  Material Terms: Notes still currently outstanding: On November 8, 2019 Mr. Castro provided additional funds through a Second Secured Note for $300,000. The note has an 18-month maturity and interest rate of 8% per annum. This note is still outstanding. Previous notes (converted): The First Secured Note for $150,000 was a secured loan against the company assets, with an interest rate of 17% and includes a four -year warrant for 4,615 shares (20% of the note) at a strike price of $6.50/share. The maturity date was 7/30/2019, no interest was due until the maturity date. The terms and the loan were approved by the board of directors. The loan was converted to 27,401 shares of common stock on May 22,2019. The First Convertible Debenture for $550,000 entered into on November 16,2018 and Second Convertible Debenture for $250,000 entered into on March 27, 2019 had the same terms. The two debentures were secured against the company assets, with an interest rate of 15% and convertible strike price of $6.16/share. Each debenture was for 2 years with no interest due until the maturity date. The terms and the loan were approved by the board of directors. The two debentures were converted to 139,580 shares of common stock on May 22,2019. The conversion was part of one hybrid transaction that included purchasing additional 71,429 common shares of stock at $7/shares to provide additional funding to the company and converting $800,000 of convertible debt into 139,580 shares of company common stock.

- **Name of Entity:** Maria Gabriela Mendoza Torrontegui

Relationship to Company: Family member

Nature / amount of interest in the transaction: Ms. Mendoza is the wife of Director Rodrigo Marquez. On August 21,2018, Ms. Mendoza purchased a secured note for $150,000. On October 7, 2019 as part of a hybrid transaction, Ms. Mendoza purchased an additional 19,180 shares of company common stock at $7/share. As part of this hybrid transaction, the secured note from August 21, 2018 was converted into Company common stock, and as an incentive to convert the loan into equity and to purchase Company shares, Phil Layton sold a total of 112,978 shares at $0.5/ shares to Ms. Mendoza.

Material Terms: The August 21, 2018 secured note was a secured loan against the company assets, with an interest rate of 17% and includes a four -year warrant for 4,615 shares (20% of the note) at a strike price of $6.50/share. The maturity date was 7/30/2019, with no interest due until the maturity date. The terms and the loan were approved by the board of directors. The loan was converted to 27,719 shares of common stock in a transaction signed on October 7, 2019. The conversion was part of the October 7, 2019 hybrid transaction that included purchasing additional 19,180 common shares of Company stock at $7/shares and purchasing 112,978 of shares personally owned by the family trust of Phil Layton at $0.5/share. This transaction provided to provide additional $134,258 in funding to the company, converted the outstanding secured note into equity. There is no outstanding loan left with Ms. Mendoza.

Valuation

Pre-Money Valuation: $67,934,930.00

Valuation Details:

The fully diluted pre-money valuation $76,299,727 is calculated based on the share price of $10/share multiplied by the number of issued shares of 6,793,493; plus outstanding warrants and currently vested employee/advisor stock options, which is 836,480. Some of the options are likely to be exercised on a cashless basis, which would lower the actual number of shares issued on a fully-diluted basis, and thus would lower the pre-money valuation.

PI Energy did not engage an independent valuation firm to determine the valuation. The Company determined the valuation, based on: addressable market, projected competitive advantages, intellectual property, and comparable valuations. The following items were included in the internal analysis for valuation:

Addressable market. The current addressable market today comprises the solar module market, which according to the International Energy Agency, is approximately US$48 billion in annual sales globally. This market grew by 18% in 2018. With PI Energy's ultra-thin and flexible PV materials approach, the Company recognizes that while a considerably large new unaddressed PV market in non-weight-bearing roofs, mobile devices, electric vehicles, and previously unused surfaces for PV, whose cumulative size and consequent market opportunity has not been determined.

Comparables – publicly traded. The current solar photovoltaic (PV) module market is dominated by companies in China and South Korea. The combined market capitalization of the entire PV module manufacturers varies dynamically with daily stock market variability, though in the trailing 24 months, this figure is roughly approximate to the total revenues from module sales, about $48 billion. Most of the PV module companies operate with very thin margins, sell similar products with little differentiation from their competitors, and some of the largest in China have received substantial loans from Chinese government-controlled banks. If PI Energy meets its proposed milestones within the next few years, we expect that PI Energy's technology could address a significant portion of the existing solar market with a good margin, as well as substantially further grow the size of the total solar PV market due to our future product's projected competitive advantages. Nevertheless, we cannot accurately assess the impact of our technology in the future solar PV market.

Comparables – equity crowdfunding. We have identified only two equity crowdfunding offerings, in the areas of solar cell/module innovation (i.e. Rayton Solar, Inc. in 2016) and fundamental energy generation innovation (i.e., Lawrenceville Plasma Physics, Inc., dba "LPPFusion", in 2017).

1. In a solar cell innovation-related equity crowdfunding offering, Rayton Solar, Inc., filed a form 1-A, on Nov. 29, 2016, with the Securities and Exchange Commission, with a pre-money valuation of US $208,878,351.36 (137,419,968 common shares outstanding multiplied $1.52 per common share in offering).

The equity crowdfunding page for Rayton Solar's Regulation A offering in 2016 (https://www.startengine.com/rayton-solar) describes a leading advantage of the company's technology as the slicing of silicon with a particle accelerator beam, so that the thickness is reduced from 200 to 3 microns. The tagline of the offering was "Beginning the Solar Age". Our Company's assessment is that the Rayton Solar proposition for silicon wafer ion implantation, by itself might be a technology that would require partnering with another company in the solar PV market, since it would only be one step in a manufacturing process.

2. LPPFusion (Lawrenceville Plasma Physics, Inc.) is a fundamental energy generation innovation in the area of nuclear fusion. LPPFusion submitted a Form C (filed Nov. 1, 2017 with the Securities and Exchange Commission). The funding portal webpage associated with the offering (https://wefunder.com/lppfusion) describes a pre-money valuation of $39,300,000. While most individuals are hopeful for innovations in commercial fusion research, our Company estimates a significant risk to such a venture, since controlled fusion research has been in development for over 50 years and there is no currently viable reactor design.

PI Energy valuation history and trendline. In 2010, when PI Energy received its first institutional investment of $4 million from a hedge fund, the pre-money valuation was negotiated at about $20 million. After 2010, the Company has raised over $10 million from sophisticated investors, and the valuation continued to increase every few quarters, after each of the Company share offerings and in-line with the ongoing technology development. The Company has fabricated over 2,000 small format prototypes and has iterated through four generations of solar cell design. PI Energy's last share offering was at $7 per share, which represents $53,409,809 pre-money valuation. In the past three months, the Company has attained significant technological development.

Considering the addressable market, projected competitive advantages, comparable valuations, the Board of Directors of PI Energy valued the company with the fully diluted pre-money valuation of $ 76,299,727 which is represented in the $10/share for the Regulation CF offering.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  For a minimum raise the funds will be used specifically for R&D staff salary

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  16.5%
  These funds are for the company to reach both potential investors and potential strategic partners.

- *Research & Development*
  20.0%
  This includes outside fabrication, R&D supplies, equipment and consulting

- *Company Employment*
  39.0%
  This is for salaries, the majority of the fund (87%) going towards R&D staff. The CEO time is split between R&D operations and admin. There is one part time admin personnel.

- *Operations*
  10.0%
  Operations includes rent, IT support, supplies, accounting, legal, IP protection, utilities, insurance.

- *Working Capital*
  11.0%
  Includes large equipment purchases, strategic partnerships efforts.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than February 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.pienergy.com (https://pienergy.com/for-investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/pienergy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Pacific Integrated Energy, Inc.

[See attached]

PACIFIC INTEGRATED ENERGY, INC.

FINANCIAL STATEMENTS
YEAR ENDED OCTOBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Pacific Integrated Energy, Inc
San Diego, California

We have reviewed the accompanying financial statements of Pacific Integrated Energy, Inc (the "Company,"), which comprise the balance sheet as of October 31, 2019 and October 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending October 31, 2019 and October 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

December 10, 2019
Los Angeles, California

Pacific Integrated Energy, Inc
BALANCE SHEET

As of October 31,		2019		2018
(USD $ in Dollars, except per share data)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	148,318	$	117,295
Accounts receivable—net		8,453		-
Prepaid expenses and other current assets		21,572		22,823
Total current assets		**178,343**		**140,118**
Property and equipment, net		70,076		104,249
Total assets	$	**248,419**	$	**244,367**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	2,516	$	3,502
Credit Card		8,177		10,830
Other current liabilities		72,329		55,886
Total current liabilities		**83,023**		**70,219**
Note payable		177,573.00		469,125
Total liabilities		**260,596**		**539,344**
STOCKHOLDERS' EQUITY				
Common Stock		6,793		6,471
Additional paid-in capital		13,808,842		11,745,074
Retained earnings/(Accumulated Deficit)		(13,827,813)		(12,046,522)
Total stockholders' equity		**(12,177)**		**(294,977)**
Total liabilities and stockholders' equity	$	**248,419**	$	**244,367**

See accompanying notes to financial statements.

Pacific Integrated Energy, Inc.

STATEMENT OF OPERATIONS

For Fiscal Year Ended October 31,		2019		2018
(USD $ in Dollars, except per share data)				
Net revenue	$	6,000	$	61,900
Cost of goods sold		-		-
Gross profit		6,000		61,900
Operating expenses				
General and administrative		681,693		752,760
Research and development		983,780		1,066,416
Total operating expenses		1,665,473		1,819,176
Operating income/(loss)		(1,659,473)		(1,757,276)
Interest expense/(income)		122,381		16,541
Other Loss/(Income)		(9,648)		1,725
Income/(Loss) before provision for income taxes		(1,772,206)		(1,775,541)
Provision/(Benefit) for income taxes		9,085		17,422
Net income/(Net Loss)	$	(1,781,291)	$	(1,792,963)

See accompanying notes to financial statements.

Pacific Integrated Energy, Inc.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended October 31, 2019 and 2018
(USD $ in Dollars, except per share data)

(in thousands, $US)	Common Stock Shares	Amount	Preferred Stock Shares	Amount	Additional Paid-In Capital		Accumulated Deficit	Total Stockholders' Equity
Balance—October 31, 2017	6,471,026	$ 6,471		$ -	$ 11,745,074	-	10,253,558	1,497,986
Net income/(loss)		-		-	-	-	1,792,963	(1,792,963)
Warrant based compensation				-			-	-
Issuance of preferred shares		-			-		-	-
Sharebased compensation							-	-
Conversion of notes into preferred shares	-	-			-		-	-
Balance—October 31, 2018	6,471,026	$ 6,471	-	$ -	$ 11,745,074		(12,046,522)	(294,977)
Net income/(loss)	-	-	-		-		(1,781,291)	(1,781,291)
Warrant based compensation	-	-	-		-		-	-
Issuance of preferred shares	-	-			-		-	-
Equity Issuance Cost	92,884	93		-	647,381		-	647,474
Conversion of notes into Common Stocks	229,583	230		-	1,416,387		-	1,416,617
Balance—October 31, 2019	6,793,493	$ 6,793	-	$ -	$ 13,808,842	$	(13,827,813) $	(12,177)

See accompanying notes to financial statements.

Pacific Integrated Energy, Inc.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended October 31,		2019		2018
(USD $ in Dollars, except per share data)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,781,291)	$	(1,792,963)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of proprety		39,136		38,985
Debt discount and issuance amortization		125,065		19,125
Accounts receivable		(8,453)		-
Inventory		-		-
Prepaid expenses and other current assets		1,251		(351)
Accounts payable and accrued expenses		(986)		3,502
Credit Cards		(2,653)		(12,134)
Other current liabilities		16,443		2,365
Net cash provided/(used) by operating activities		**(1,611,488)**		**(1,741,471)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(4,963)		(7,047)
Net cash provided/(used) in investing activities		**(4,963)**		**(7,047)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Notes		1,000,000		450,000
Issuance of Common Shares		647,474		-
Issuance of Preferred Shares		-		-
Net cash provided/(used) by financing activities		**1,647,474**		**450,000**
Change in cash		31,023		(1,298,518)
Cash—beginning of year		117,295		1,415,812
Cash—end of year	$	**148,318**	$	**117,295**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of convertible notes into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Pacific Integrated Energy, Inc., (PI Energy) was formed on August 24, 2010 in the state of Delaware. The financial statements of Pacific Integrated Energy, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

Pacific Integrated Energy, Inc., (PI Energy) is developing a new solar photovoltaic (PV) technology that can open up new markets for solar energy. Most current PV comes in fixed flat panels that needs to be mounted on surface with a racking system. The primary markets are installed on solar farms and some types of weight-bearing roofs, such as residential house roofs, carports, and some commercial buildings. The Company's PV materials are designed to be wrapped around any surface, making previously impractical surfaces available for solar energy collection. These new applications include electric buses, electric delivery vehicles, and electric cars, previously unavailable surfaces of buildings, low weight bearing roofs or other surfaces that previously weren't' available because of the rigged structure of solar PV. This approach is possible by the collective properties of the Company's proprietary nanofilm: that is non-toxic, high performance, durable, flexible, with low cost installation. One of the exciting markets is the developing world, were adoption rates are extremely low but were the distributed nature of a solar would be bypass the need for building large conventional electric grids. PI Energy is also developing a portfolio of synergistic renewable technology that is being developed in partnerships with Universities.

PI Energy is currently precommercial. The goal of the current development effort is to create a new commercial product that can be sold either through manufacturing in-house, in partnership with a strategic partner or through licensing to regional and or global partners. Currently, the majority of funding comes from sales of equity, some investor supplied loans and with limited revenue from engineering contracts and government grants.

Going Concern and Management's Plans

The Company lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of October 31, 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Pacific Integrated Energy, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 9, 2019 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3.   PROPERTY AND EQUIPMENT

As of October 31, 2019 property and equipment consists of:

As of Year Ended December 31,	2019	2018
Computers and Printers	$ 41,707	$ 41,707
Machinery and equipment	250,807	245,844
Leasehold Improvement	30,557	30,557
Property and Equipment, at Cost	323,071	318,108
Accumulated depreciation	(252,995)	(213,859)
Property and Equipment, Net	$ 70,076	$ 104,249

Depreciation expense for property and equipment for the fiscal year ended October 31, 2019 totaled $ 39,136

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of October 31, 2019 consisted of 16,000,000 shares designated as $0.001 par value common stock. Of the 16,000,000 million common shares authorized, 6,793,493 shares were issued and outstanding.

5. DEBT

Convertible Notes

On July 18, 2018, the Company entered into $150,000 Secured Note Agreement contracted with shareholder that bear interest rate of 17% per annum. On July 31, 2019 an amendment was signed where Secured Note Agreement converted into a 2-years Unsecured Note Agreement at 3% interest with maturity date as of July 18, 2021. Interest of $26,268 are accrued to loan outstanding.

6. OTHER CURRENT LIABILITIES

As of Year Ended October 31,	2019	2018
Accrued Payroll	$ 72,329	$ 54,297
Other Tax Liabilities	$ -	$ 1,589
Total Other Current Liabilities	**$ 72,329**	**$ 55,886**

7. INCOME TAXES

The provision for income taxes for the year ended October 31, 2019 consists of the following:

As of Year Ended October 31,	2019
Net Operating Loss	$ (1,370,261)
Valuation Allowance	1,370,261
Total Deferred Tax Asset	$ -

Significant components of the Company's deferred tax assets and liabilities at October 31, 2019 are as follows:

As of Year Ended December 31,	2018
Net Operating Loss	$ 3,094
Valuation Allowance	(3,094)
Net Provision for income tax	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2018. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 13, 2016, the company extended an operating lease agreement with Sorrento Business Complex for a lab facility located in San Diego. The lease expires after 39 months on March 31, 2020. The base rent during extension period is as follows:

Period During Extended Term	Based Rent
January 1, 2017- December 31, 2017	$3,382
January 1, 2018- December 31, 2018	$3,479
January 1, 2019 - December 31, 2019	$3,588
January 1, 2020- March 31, 2020	$3,696

On October 13, 2016, the company entered another operating lease agreement with Sorrento Business Complex for an office space also located in San Diego. The lease expires after 39 months on March 31, 2020. The base rent during extension period is as follows:

Lease Months	Montly Rent
1-12	$7,634.65
13-24	$7,847.71
25-26	$8,096.28
37-39	$8,344.85

Rent expense was $152,753 and $151,995 as of fiscal year ends October 31, 2019 and October 31, 2018 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of October 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTIES

On July 18, 2018, the Company entered into $150,000 Secured Note Agreement contracted with shareholder that bear interest rate of 17% per annum. On July 31, 2019 amendment signed where Secured Note Agreement converted into a 2-years Unsecured Note Agreement at 3% interest with maturity date as of July 18, 2021. Interest are accrued to loan outstanding

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 9, 2019 the date the financial statements were available to be issued and the following occurred:

On November 8, 2019, the company received a $300,000 loan from a shareholder secured against the equipment, due in 18 months, with interest rate of 8% per annum.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Pacific Integrated Energy
Creating new solar energy market



Website   San Diego, CA   **TECHNOLOGY**

PI Energy is developing thin, flexible, solar nanofilms that make it possible to install solar on almost any surface. Our novel materials are low cost and easy to install, which opens vast new untapped markets for clean energy.

$0.00 raised

0 Investors	83 Days Left
% Equity Offered	$67.9M Valuation
Equity Offering Type	$500.00 Min. Investment



INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Revolutionary Technology - PI Energy solar materials are ultra-flexible, durable, non-toxic, lightweight and can be installed for a low cost

- Expanding Market - Our technology can greatly expand the current multi-billion dollar solar module market and put it on a faster path for growth

- Great Team - Our team includes industry experts who possess PhDs and Masters in Physics & Electrical Engineering who each have 20+ years of experience

"Cost-competitive clean energy, flexible enough to be installed on most surfaces under the sun"

A lack of accessible clean energy

Climate change is one of the greatest challenges faced by humans. Fossil fuels continue to dominate energy markets and are projected to remain 85% of the primary energy consumed through 2040 – assuming no fundamental change in renewable energy technologies in the market (Source). Today, the installed cost of clean energy is still too expensive for most consumers in the US and around the world. The available places for installation are limited with current market PV technologies, and their overall installed-cost is too high. Global energy markets are dominated by consumption from advanced and wealthy nations, though 80% of the less affluent global population is expected to drive energy and emissions growth. The global energy markets would be transformed with low- cost renewable energy, that can be easily installed on most surfaces.



(Source)

Solar energy is by far the most abundant source of potential clean, though solar PV currently provides less than 1% of the world's consumed energy. Traditional PV modules are heavy, rigid, suffer high installation costs, and can only be installed on a few surfaces (e.g., a fraction of some residential roofs, weight-bearing commercial roofs, and remote solar farm projects). To significantly mitigate the pace of climate disruption, we need a better path. For solar energy to be meaningful part of the solution it must be practically available to be installed on far more surfaces and at a much lower cost.



"**Fossil fuels** continue to dominate energy markets and are projected to remain **85%** of the primary energy consumed through **2040**.

THE SOLUTION

The next generation of solar energy

We believe PI Energy's solar module design is different than any solar panel in the market, the key differences are the combination of properties: ultra-thin, flexible, non-toxic, durable, good performance, lightweight, and low-cost. These properties enable new applications which were not previously available to PV, including wrap-around PV electric vehicles (cars, buses & vans), mobile electronic devices, and most surfaces of buildings (residential, commercial & industrial structures). Many commercial and industrial roofs cannot support the weight of traditional PV, including large data centers (like those massive warehouses of servers housing Amazon Web Services and Google cloud storage), which represent a single new market segment addressable by PI Energy. Our technology

moves solar energy generation closer to the location of electricity consumption, reducing overall transmission and grid infrastructure costs. Existing commercially viable thin-film solar technology all have limitations, that prevent them from scaling into these new markets.

We believe the unique combination of properties of PI Energy's technology meet all the necessary characteristic required to PV that can be globally scaled, to become a significantly larger portion of the global energy market.

Traditional PV vs PI Energy

Traditional PV
Traditional PV technologies can only be installed practically on few portions of some suraces, marked in orange:

PI Energy
PI Energy is designed to be installable on hard and flexible surfaces: It is the next generation of solar energy.



Residential
Commercial

THE MARKET

A huge global market with an ever-growing demand

PI Energy's low-cost solar film can be installed on just about any surface, which means PI Energy has the potential to significantly expand the size of the overall electric and solar PV market. Currently, the total grid-connected energy market is about $2.5 trillion per year globally, and the serviceable available solar PV module market is about $48 billion* in module sales annually (having grown by 18% in 2018). We believe our estimated serviceable obtainable market is about 25% of

the current photovoltaic module/panel market, or about $12 billion. What is unique is the growing untapped electric vehicle market.

In 2018, there were 5,000,000 electric cars worldwide with a growth of 67% over the previous year. The same year there were 460,000 electric buses, with a 25% annual growth. This represents an $8.3 billion/year untapped serviceable solar market for new vehicles. This does not include the potential of delivery vehicles fleets. In 2019, Amazon announced it will purchase 100,000 new electric delivery vehicles (Source). This is an unaddressed market, without a solar PV technology that can be practically applied to electric vehicles at a reasonable cost. PI Energy believes that its PV material wrapped on to a delivery van could provide up to 20 miles of additional range, on a daily basis, in southern California.

*This statistic is sourced from the International Energy Agency - GW modules installed globally multiplied by the average module price figures (Section Sources Source 1 and Source 2)



$2.5T
TAM
$48B
SAM
$12B
SOM
Total addressable energy market (TAM) is $2.5 trillion
Serviceable available solar PV module market (SAM) is $48 billion

Our estimated serviceable obtainable market (SOM) is $12 billion (25% of the current PV module market)

This graph's statistic is sourced from the International Energy Agency - GW modules installed globally multiplied by the average module price figures Source 1 and Source 2

OUR TRACTION

Significant raises and improved technology

Historically, solar cell development often takes decades to mature. PI Energy has dedicated the time and expertise to develop a fundamental innovation for clean energy. With better technology, PI Energy intends to grow the market far above current trends.

The approximate breakdown of the global solar PV module sales global market:

- crystalline silicon (c-Si): $43 billion
- cadmium telluride (CdTe): $5 billion
- copper-indium-gallium-selenium-sulfur (CIGS): $5 billion

According to MIT, for a solar PV cell technology to provide a globally-scalable market-driven solar energy solution, all the key **advantages (dark blue)** are required, while avoiding **disadvantages (red)**:

	Traditional PV			PI Energy (planned PV module)
	Silicon	CdTe & CIGS	Perovskites	
Module & Installation cost	High costs	High costs	TBD	Low costs
Toxic elements	Non-toxic	Yes (cadmium)	Yes (soluble lead)	Non-toxic
Weight	Heavy	Lightweight	Lightweight	Lightweight
Degradation	Stable	Medium	High	Stable
Elements abundance	Abundant	Rare	Abundant	Abundant
Flexible	No	Flexible	Flexible	Ultra-flexible

(Source)

PI Energy has raised approximately $14M, over the last 9 years of technology development, from private investors, mostly family offices with direct experience in renewable energy markets. The goal of PI Energy is to substantially increase the use and adoption rate of solar energy globally, by deploying its technology to make solar market-competitive and a practical energy choice for most consumers. We want to harness market forces to deploy sustainable energy globally.

Our team of experts is driven to meet this commercial goal. We have built hundreds of prototypes for our nanomaterial PV technology, arriving at the current design, which we intend to commercialize. PI Energy's team is currently developing the most recent prototypes, and integrating various manufacturing techniques, to demonstrate a fully-integrated PV material. Our goal is to produce the first integrated PV material of the current generation design in early 2020. A provisional patent was filed for this design in December 2019.



We have built hundreds of prototypes and raised approximately $14M to develop our technology

This video discusses our prototype products which are currently in development and pre-production.

WHAT WE DO

Ultra-flexible, lightweight solar materials

PI Energy is continuing to refine and develop its unique and flexible solar panel which can be produced with a roll-to-roll manufacturing process. We expect our product will be over 40 times thinner than current market crystalline-silicon solar PV while using earth-abundant and non-toxic materials. We believe these unique advantages open up new markets and makes solar energy available for almost any solid surface.



Development Stage

The technology is currently still under development. We are in the process of building prototypes to demonstrate the technology and the manufacturing process. We have built multiple initial prototypes that are developing various steps of this process. The full integration of all steps comes after each of the multiple steps have been demonstrated and optimized. These are small prototypes, after demonstrating at the small scale prototypes that reach thin film commercial efficiencies, we will move to larger scale pilot demonstration along with pilot manufacturing.

THE BUSINESS MODEL

Making solar energy practical worldwide by opening up untapped markets

As there are multiple applications for the technology there are multiple paths to

market. These paths to market include industrial partners for production and commercialization, as well as licensing and for some high-margin markets, where PI Energy plans to utilize its initial planned production line. PI Energy's PV film will be delivered to installers (for commercial, industrial and residential rooftops) and OEMs (for installation on mobile devices, electric vehicles, and more).

On a first phase of commercialization, our product will be targeted toward customers and markets where current PV providers cannot meet customer requirements, due to current traditional challenges of: panel weight, lack of flexibility and/or toxic elements used. These initial customers are a part of an untapped multibillion dollar market that could use our solar panels for non-weight bearing commercial roofs, solar PV-on fabric for personnel and temporary structures/tents, electric vehicles and mobile device segments.

We intend to expand into the market through fabrication under license and joint-ventures with large established companies, that have established broad sales channels, global distribution, and the ability to integrate PI Energy's solar materials into other products and markets. We also plan to build multiple sales channels into OEMs, as well as partnering with direct suppliers to solar installers.


Phase 1
Address underserved markets
Phase 2
Partner with global film manufacturers & distributors
Phase 3
Roll out products for electric vehicles and consumer products

HOW WE ARE DIFFERENT

Solar energy where it was not practical before, making it affordable, accessible and easy to use

1. The Solar PV market is dominated by products that are expensive and have a limited market where they can be practically installed. The market is dominated by crystalline silicon modules, which have good performance and durability, but are limited because they are rigid, thick and relativity heavy, restricting how and where they can be installed, even at a high price.

2. The commercial market for traditional current PV is primarily large solar farms, which require expensive infrastructure to transport the generated electricity from remote locations to the point of electricity consumption.

3. Current market rooftop solar requires rack and mounting installation hardware, as well as a prepared weight-bearing roof, which limits where solar PV can be installed today.

4. Most commercial and industrial buildings have little potential for solar PV using the current market technologies, as these are limited to weight-bearing roofs that can support the weight of the traditional PV panels and mounting hardware. Other limitations in many jurisdictions require fire code offsets, from roof edges and objects on the roof, further limiting where traditional PV can be installed.

Most existing commercially viable thin-film solar technology on the market, which could expand the market all have issues that prevent them from scaling globally or into new markets, these limitations include:

1. They contain toxic elements, such as CdTe and CIGS modules (most contain cadmium) or Perovskites (water-soluble lead)
2. They require scarce materials with limited availability, which inhibit their market potential
3. They have insufficient performance to justify their installation
4. They suffer from durability problems. Their performance will degrade in a short period of time in the intended market environment
5. They are too expensive to install compared to the benefit provided

PI Energy's technology does not have the weight and flexibility issues of crystalline silicon PV nor the five issues described above of existing thin-film solar PV. This enables PI Energy's solar PV technology to have the ability to be wrapped on almost any solid surface, which opens up new places for solar PV to be installed including, including electric cars, buses, trucks, non-weight bearing roofs, walls, external building surfaces, fences, tents, backpacks or more generally, most surfaces. Our materials are non-toxic and costs are projected to be significantly below that of crystalline silicon PV costs, on an installed basis. These new capabilities are a result of PI Energy's solar cell technology, providing unique market advantages over traditional solar PV:


Rigid
Flexible
Abundant Elements
c-Silicon
90% of current market
PI Energy
CIGS
5% of current market
dTeC
5% of current market
Scarce Elements

According to the USGS, Indium and Tellurium, used in CIGS and CdTe solar cells, are not directly mined and are byproducts of copper and zinc mining and processing.

THE VISION

Long-term clean energy 24/7

We envision PV on most external surfaces for residential, commercial, and industrial markets, and wrapping electric cars & buses, mobile devices and more. Over the next decade, we intend to reshape the path of renewable energy globally, to bring clean energy within the reach of almost every region and

market.

PI Energy plans to expand its solar energy product into multiple markets. We plan to have our own high-end production capability that will service the high margin markets. To expand internationally, we plan to utilize regional partners who will either provide funding for regional production and commercialization or just sales channels. Using this model, we believe revenue will be more resilient because it will be based on multiple markets, not just traditional fixed installations but also consumer products. Our target customers will be diverse and we will be building multiple sales channels into OEMs, as well as partnerships with direct suppliers to solar installers.

In addition, we have been working on complementary technology that could expand solar performance to include advanced direct thermal to electric conversion. These advancements come from work performed with university partnerships. Our long-term vision is represented in our company's full name, Pacific Integrated Energy (abbreviated to PI Energy). We plan to provide a more integrated clean energy solution, providing clean energy 24 hours a day, day and night. Solar PV can power daytime hours and advanced solar-to-thermal materials, in development at PI Energy, can provide power night and day. In addition, we have working dialogues with leading developers and innovators of energy storage solution, and we plan to partner with them in pilot projects and further commercialization. We intend to expand internationally, in collaboration with regional partners in different market segments, facilitating broad commercialization and diverse sales channels.

Current solar energy is highly constrained in where it can be installed. With our plan to provide our solution to cover most solid surfaces, even complex cityscapes should be producing clean energy, making solar farms possible within cities.



OUR TEAM

Expert scientists with nearly a decade of experience working as a team

PI Energy was founded by Phil Layton, a physicist and intellectual property attorney, with over 20 years of experience in nanotechnology development, aerospace and defense commercialization of those technologies. PI Energy employs scientists and engineers with expertise in a wide array of fields, including materials science, device physics, chemistry, plasmonics, nanotechnology, nano-engineering, hardware testing, and fabrication. The team has been working together for 9 years, overcoming numerous challenges and together they hold multiple PhD,s, and Masters in engineering, physics, and nano-materials development. They are veterans in commercial development. The team is highly motivated and passionate about advancing real-world commercial solutions for a better environment.


Phil Layton
Founder & CEO
Mike Fennel
VP Engineering
David Keogh
VP Development

WHY INVEST

Groundbreaking technology for a cleaner, brighter future

PI Energy has developed a novel and groundbreaking solar energy technology, with the opportunity to accelerate the expansion of solar PV, by making clean energy more practical and affordable than ever before.

energy more practical and affordable than ever before.

PI Energy's team has formulated its proprietary materials to create a product unlike any other in the market, a solar energy module that is ultra-flexible, lightweight, non-toxic, durable, high performing and made from earth-abundant materials. With PI Energy's technology, we believe solar energy will be far more accessible, practical and cost-effective.



Meet Our Team





Phil Layton
Founder, CEO & Chairman

Mr. Layton has over 25 years in technical research and development, managing engineering teams. His expertise includes building technical teams, leading complex, cutting edge technology through development and into commercial products as well as intellectual property development and protection. He holds degrees in physics and law, which enabled him to serve as technical, legal and management for start-up and publicly traded companies. Some highlights of his career include working on Cassini, New horizons and several Mars rovers. Mr. Layton's technical expertise includes solar PV, nanotechnology, space radiation effects, and plasma physics. He has served in the USNR as an engineering duty officer. Layton has an MS Physics and JD.



Dr. David Keogh
VP - Technology Development

Dr. Keogh leads the development of novel materials and devices for next-generation energy conversion technologies at PI Energy, including solar PV and thermal energy conversion materials. His research background spans materials synthesis and characterization to device design and fabrication. Dr. Keogh has extensive experience in driving the development of a range of technologies, including high-brightness LEDs, solar cells, lithium-ion batteries, and flow batteries for grid-scale energy storage. Dr. Keogh holds an M.S./Ph.D. in Electrical Engineering, with over 20 peer publications and 10 patents.



Mike Fennell
VP - Engineering

Mr. Fennell has over 25 years of experience in design and construction of high technology hardware. His extensive experience includes: solar technology development and testing; spacecraft electromechanical assemblies; design of manufacturing techniques for products, such as lightweight, high-strength panels from recycled fibers; development of directional gamma-ray detectors; and radiation testing of electronics. At PI Energy, Mr. Fennell has developed much of the equipment used to fabricate and test prototype solar cell devices. Mr. Fennell has an MS in Applied Physics.



Mr. David Andresen
Director

Mr. Andresen has over 20 years' experience in corporate finance, with a focus on next-generation sustainability technologies. He has worked in management at hedge funds and investment banks, on clean technology transactions. Formerly worked in physics and materials science research, adding a unique technical understanding to the energy and environmental issues of corporate finance.



Mr. Mark Juergensen
Director

Mr. Juergensen has over 25 years of experience in developing, building and managing power generation projects, based on renewable and traditional technologies. His specialties include: power generation, asset management, project finance, venture capital, start-ups, technology commercialization, product development, mergers & acquisitions, cleantech, sustainability, and renewable energy. He directly supported renewable development and/or finance of 710 MW solar PV and CSP projects in the western US resulting. He is a retired naval officer and holds a B.S. in Electrical Engineering.








Mr. Rodrigo Marquez Pacanins
Director

Mr. Marquez has 20 years of experience working in the energy industry, including solar, oil and gas. In 2011, he founded MQZ Renewables Ltd. to develop wind and solar power projects. MQZ also provides advisory services for energy companies. Mr. Marquez has a JD and multiple MBA's. He is based in London and is fluent in English, French and Spanish.



Mr. Diego Mejía Castro
Director

Mr. Mejia led the international expansion of MAC and JV with Johnson Controls. MAC is a leading provider of automotive batteries in Latin America. He managed an increase of over ten-fold in manufacturing output, while achieving the top rank in recycling & materials utilization of all 50 Johnson Controls-affiliated battery factories worldwide. MAC was acquired by Johnson Controls. Mr. Mejia now leads several technology driven companies providing power electronics and electric mass transit solutions in Latin America. Mr. Mejia has a Mechanical Engineering degree and an MBA.



Dr. Scott Cushing
Advisory Board

Scott Cushing is an Assistant Professor at the California Institute of Technology (Caltech). Dr. Cushing research includes the development of new ultrafast characterization tools to understand energy, charge, and heat transfer in solar energy devices. His instrumentation work has led to multiple fundamental findings that are driving PI Energy's technology development. Dr. Cushing has garnered multiple awards, including a US Dept. of Energy EERE Fellowship. Dr. Cushing has a Ph.D. in Physics.



Dr. Edward Beardsworth
Advisory Board

Dr. Beardsworth has over 30 years of experience in the electric utility and energy industry, advising startups, investors and corporate clients. Dr. Beardsworth is Associate Director at Jane Capital Partners and serves on the Advisory Board for Garage Ventures. He worked as a manager at the Electric Power Research Institute, and previously served as an Associate Scientist at the Brookhaven National Lab, in studies involving analysis of developing country energy needs. He has a Ph.D. in Physics.



Mr. Lee Krevat
Advisory Board

Mr. Krevat worked as a Director at Sempra Energy, where he led the award-winning Smart Grid program. In 2012, Krevat was named one of the top 100 movers and shakers who are influencing the smart grid market by GreenTech Media for the second time, and recognized as a Top 12 "Mover and Shaker" in the utility industry by Intelligent Utility Magazine for the second time. Krevat a BS in applied mathematics/computer science.



Mr. Charles Bayless
Advisory Board

Mr. Bayless served as President and CEO of several utilities, including Illinova Corp. and UniSource Energy. Mr. Bayless also served on the board of Dynegy, Edison Electric Institute, and EPRI. From 2004 to 2007, Mr. Bayless was President and Provost of the West Virginia University Institute of Technology. He holds an MSEE in Power Engineering, a JD and an MBA.

Offering Summary

Company : Pacific Integrated Energy, Inc.

Corporate Address :	11555 Sorrento Valley Rd Ste 204, San Diego, CA 92121
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$500.00

Terms

Offering Type :	Equity
Security Name :	Non voting common stock
Minimum Number of Shares Offered :	1,000
Maximum Number of Shares Offered :	107,000
Price per Share :	$10.00
Pre-Money Valuation :	$67,934,930.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks* and Investment Incentives

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Invest in the first 48 hours and receive an additional 20% bonus shares

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Invest in the first week and receive an additional 15% bonus shares

Early Bird

Invest in the second week and receive an additional 10% bonus shares

Early Investor

Invest in the first month and receive an additional 5% bonus shares

Amount Based:

$500+

Investor Community Access

Invest $500+ and receive updates about PI Energy through our quarterly newsletter

$5,000+

Call with the C-Suite

Invest $5,000+ and receive a call with our CEO to talk about the vision and next steps for PI Energy

$10,000+

Onsite meeting with CEO

Invest $10,000+ and receive an invite to our San Diego facility for a 1 on 1 meeting with our CEO, plus receive an additional 10% bonus shares

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

The 10% Bonus for StartEngine Shareholders

Pacific Integrated Energy, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-voting Common Stock at $10 / share, you will receive 110 Non-voting Common Stock, meaning you'll own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - <u>Do Not Sell My Personal Information</u>



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

FIRST VIDEO TO APPEAR

Announcer overview:

The 1600 page report painting a dire picture if nothing is done.

It says earth's climate is now changing faster than at any point in the history of modern civilization.

Marcus:

Hi, my name is Marcus Laun, I'm a 20 year investment banker, advisor, and investor in the Cleantech industry.

Today I'm going to introduce you to PI Energy, a disruptive, thin-film solar technology.

If unprecedented changes are not made, and made soon, there will be irreversible damage to the planet.

When I look at a potential investment, I look at technology, management team, and the business model, and I'm also looking for an asymmetric risk return profile. In my opinion, PI Energy represents all these things, and that's why I'm a long-term investor in the company.

Announcer overview:

In 2018, corporations overall more than doubled the amount of clean energy they bought in 2017.

Marcus:

Solving global warming is not going to happen using the same approach. It's going to need to be used in a lot more places than it is now, and to do this we need new, disruptive technologies.

PI's lightweight design allows for simple installation on rooftops, compared to heavy frames and racks required by the current systems. PI's low material cost allows the company to make a competitive product and a healthy profit at the same time. PI's flexible, thin-film design allows it to be installed on homes, vehicles, electronics, and commercial buildings.

This technology could truly accelerate adoption of electric transport. Wrapping a car with this film could give you around 15 miles of range daily, and a lot more for buses and trucks. Think about installing solar on buildings, walls, fences, poles, devices, and vehicles. You could peel off and wrap almost any surface to harvest sunlight, anywhere. That's where we're going.

These goals are achieved through the development of the company's proprietary nanofilm. The company has constrained itself to using only widely-available and low-cost elements. One of the reasons the product can be cheap is because the fabrication facility is also going to be cheap; traditionally, these plants cost hundreds of millions of dollars, and PI is projecting a cost

of 20 million for its first facility. The technology uses manufacturing processes that are proven in high volume. The company has fabricated over 2000 small-scale prototypes on its technology development path.

The team is the cream of the crop, they have worked on cutting-edge tech for decades, including Galileo, the Cassini program, and multiple Mars rovers. I believe that this is THE team that can help solve the global warming problem. I have personally invested, and now you can too. Thank you for watching.

SECOND VIDEO TO APPEAR

Text at beginning:

First page:

Solar Photovoltaic energy provides less than 1% of the global energy consumption.

To expand its adoption, a better approach is necessary

Second page:

Current PV technologies are mostly limited to solar farms and some types of roofs

What if we could install PV on almost any surface?

Narration starts (Phil Layton)

Sunlight is the greatest potential source of clean energy.

Sunlight reaching the surface of the earth, could provide over 1000 times more energy than humans

use.

Text underneath page "flexible, low cost, non-toxic, ultralight, durable, high performance, earth

abundant elements"

We can do better.

PI Energy's PV technology uses a nanometallic layer and a proprietary fabrication process.

The unique combination of advantages makes this the first globally-scalable PV technology.

For solar energy to be significant, you have to be able to easily place it on most surfaces,

(Text: Modern Architecture)

at a low cost.

Our solar PV technology

(Text Fabrics)

was designed precisely to meet this challenge.

We envision PV on most external surfaces for residential, commercial, and industrial markets, and

wrapping electric cars & buses, mobile devices and more.

enabling clean energy for the whole planet.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "PACIFIC INTEGRATED ENERGY, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF NOVEMBER, A.D. 2014, AT 6:35 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

4863988 8100

141393261

AUTHENTICATION: 1855316

DATE: 11-12-14

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:39 PM 11/10/2014
FILED 06:35 PM 11/10/2014
SRV 141393261 - 4863988 FILE

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
PACIFIC INTEGRATED ENERGY, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Pacific Integrated Energy, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), does hereby certify as follows.

1. The name of this corporation is Pacific Integrated Energy, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on August 24, 2010.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, Pacific Integrated Energy, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Phil Layton, a duly authorized officer of the Corporation, on November 7, 2014.

Phil Layton
Chief Executive Officer

Exhibit A

PACIFIC INTEGRATED ENERGY, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Pacific Integrated Energy, Inc. (the *"Corporation"*).

ARTICLE II: REGISTERED OFFICE.

The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV: AUTHORIZED SHARES.

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 12,000,000 with par value of $0.0001 per share.

At the effective time of the filing of this Amended and Restated Certificate of Incorporation, and without any further action on the part of the Corporation or the holders of its stock, each one share of Series 1 Preferred Stock outstanding immediately prior thereto shall be automatically converted into one and two-tenths (1.2) fully paid and nonassesable shares of Common Stock (the *"Conversion"*). The Conversion shall occur without any further action on the part of the Corporation or the holders thereof and whether or not certificates representing the holders' shares prior to the Conversion are surrendered for cancellation.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: BYLAW PROVISIONS.

A.   **AMENDMENT OF BYLAWS.** Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE VII: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees, and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE VIII: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An *"Excluded Opportunity"* is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries (*"Covered Persons"*), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

<p style="text-align:center">*   *   *   *   *</p>

Delaware

The First State

     I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "PACIFIC INTEGRATED

ENERGY, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF

AUGUST, A.D. 2019, AT 4:51 O`CLOCK P.M.

     A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

4863988 8100

SR# 20196618027

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203457717

Date: 08-22-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:51 PM 08/20/2019
FILED 04:51 PM 08/20/2019
SR 20196618027 - File Number 4863988

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
PACIFIC INTEGRATED ENERGY, INC.,
a Delaware corporation

Pacific Integrated Energy, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the "Corporation"), does hereby certify:

FIRST: That resolutions of the Board of Directors of the Corporation were duly adopted setting forth the following proposed amendment to the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and directing said amendment to be submitted to the stockholders of the Corporation for consideration. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article IV of the Certificate of Incorporation of the Corporation be amended to read in full as follows:

"The total number of shares of capital stock which the Corporation shall have authority to issue is 16,000,000 shares of common stock, $0.0001 par value per share, of which 14,000,000 shares shall be designated Common Stock and 2,000,000 shares shall be designated Nonvoting Common Stock. Each respective share of Common Stock shall entitle the holder thereof to one vote. Each respective share of Nonvoting Common Stock shall have the same powers, designations, preferences, rights, qualifications, limitations and restrictions as a share of Common Stock, provided, however, that the Nonvoting Common Stock shall be a non-voting series of common stock and shall (except to the extent otherwise required by law) have no right to vote on any matter. If and when the consummation of an initial public offering of Common Stock by the Corporation occurs, each share of Nonvoting Common Stock then or thereafter outstanding shall immediately and automatically be converted into Common Stock on a 1:1 basis (subject to proportional adjustment in the event of any and all stock splits, reverse stock splits, stock dividends and/or recapitalizations of either series).

At the effective time of the filing of this Certificate of Amendment of Certificate of Incorporation with the Delaware Secretary of State and without any need for further action on the part of the Corporation or on the part of any stockholder, each respective outstanding share of the corporation's capital stock shall automatically be reconstituted into a share of Common Stock."

SECOND: That thereafter, the holders of the necessary number of shares of the Corporation as required by statute voted in favor of and adopted the foregoing amendment by written consent action in accordance with Section 228 of the Delaware General Corporation Law in lieu of a special meeting of stockholders.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Pacific Integrated Energy, Inc. has caused this Certificate of Amendment of Certificate of Incorporation to be signed by Phil Layton, its duly authorized President, on August 20, 2019.

Phil Layton
President